Exhibit 99.1

CHC Helicopter
Corporation

T 604.276.7500
F 604.279.2474
www.chc.ca

PRESS RELEASE

CHC completes acquisition of Coulson Aero Technologies Ltd.

Friday, January 14, 2005, Vancouver, B.C. Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has completed an agreement to acquire the assets and capabilities of Coulson Aero Technologies Ltd., a B.C.-based helicopter component and turbine engine maintenance repair and overhaul (MRO) company with annual revenues of approximately $6.5 million. CHC has also entered into a five-year agreement to provide exclusive MRO services, for major components and engines, to Coulson Aircrane Ltd., a B.C.-based company operating five Sikorsky S61 aircraft.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
& Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please e-mail: communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.